

ADVANTAGE

ENERGY INCOME FUND

82-34742



03029818

Q2

The Fund drilled 89 wells in the first half of 2003 achieving a 98% success rate. Production from these wells will greatly enhance cash flow during the third and fourth quarters.



SEC MAIL
RECEIVED
PROCESSING
SEP 0 3 2003
WASH. D.C.
SECTION

2003
SECOND QUARTER REPORT
AVN.UN

Financial and Operating Highlights

(thousands of dollars except per Unit amounts)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Financial				
Revenue before royalties	$ 39,654	$ 22,474	$ 81,733	$ 41,099
per Unit [1]	$ 1.34	$ 0.83	$ 2.82	$ 1.54
per boe	$ 38.22	$ 24.42	$ 38.55	$ 22.80
Cash flow from operations	$ 24,210	$ 11,691	$ 49,351	$ 21,580
per Unit [1]	$ 0.82	$ 0.43	$ 1.70	$ 0.81
per boe	$ 23.34	$ 12.70	$ 23.27	$ 11.97
Cash available for distribution [3]	$ 23,218	$ 11,691	$ 47,028	$ 21,580
per Unit [2]	$ 0.77	$ 0.43	$ 1.61	$ 0.81
per boe	$ 22.38	$ 12.70	$ 22.17	$ 11.96
Net income	$ 20,805	$ 705	$ 36,435	$ 3,928
per Unit [1]	$ 0.70	$ 0.03	$ 1.26	$ 0.15
Cash distributions	$ 20,742	$ 10,569	$ 38,970	$ 21,679
per Unit [2]	$ 0.69	$ 0.39	$ 1.33	$ 0.80
Working capital (deficit)	$ (12,692)	$ (9,288)	$ (12,692)	$ (9,288)
Bank indebtedness	$ 139,359	$ 93,814	$ 139,359	$ 93,814
Convertible debentures	$ 18,566	$ -	$ 18,556	$ -
Operating				
Production				
Natural gas (mcf/d)	51,929	42,196	53,206	41,552
Light oil and NGLs (bbls/d)	2,746	2,178	2,845	2,180
Heavy oil (bbls/d)	-	903	-	856
boe (6:1)	11,401	10,114	11,713	9,961
Average prices (including hedging)				
Natural gas ($/mcf)	$ 6.49	$ 3.55	$ 6.33	$ 3.29
Light oil & NGLs ($/bbl)	$ 36.03	$ 33.25	$ 40.31	$ 31.35
Heavy oil ($/bbl)	-	$ 27.41	-	$ 25.60
Supplemental (000s)				
Trust Units outstanding - end of period	30,941	27,099	30,941	27,099
Trust Units issuable for Convertible Debentures	1,395	-	1,395	-
Trust Units outstanding and issuable for Convertible Debentures - end of period	32,336	27,099	32,336	27,099
Weighted average Units	29,609	27,099	28,969	26,698

[1] based on weighted average number of Trust Units outstanding

[2] based on number of Trust Units outstanding at each cash distribution date

[3] cash flow from operations less interest on convertible debentures

Cash Distributions to Unitholders

The Fund declared three distributions during the quarter totalling $0.69 per Unit. Each distribution amounted to $0.23 per Unit, payable on May 15, June 16 and July 15 to Unitholders of record on April 30, May 30 and June 30 respectively.

- ◊ Cash available for distribution for the second quarter was $23.2 million or $0.77 per Unit. This represents a 79% increase over the amount reported in Q2 2002 of $0.43 per Unit.
- ◊ Cash distributions paid to Unitholders increased by 77% to $0.69 per Unit during the second quarter of 2003. The cash distribution represents a payout ratio of 89% of total cash available for distribution.
- ◊ During the first six months of 2003 the Fund paid out 83% of cash available for distribution with the balance, or $8 million, retained to partially finance the Fund's capital expenditures program.


Quarterly Cash Available for Distribution
($/Unit)
$1.00
$0
$0.36
$0.43
$0.39
$0.75
$0.84
$0.77
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003


Quarterly Payout Ratio
100%
0
90%
100%
72%
77%
89%
83%
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
2003 YTD


Quarterly Cash Distributions
($/Unit)
$0.75
$0
$0.41
$0.39
$0.39
$0.54
$0.64
$0.69
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003

HEDGING UPDATE

- ◊ Advantage has hedged approximately 50% of its natural gas production for the period July 1, 2003 to August 31, 2003 at an average floor price of $6.04/mcf and an average ceiling price of $8.28/mcf. The Fund has also hedged approximately 25% of natural gas production for the period September to December 2003 with a floor price of $6.98/mcf and a ceiling price of $8.93/mcf.
- ◊ These hedging contracts will provide Unitholders with downside commodity price protection while retaining a significant portion of the upside. The Fund will continue to hedge a portion of its production in order to add stability to the level of cash distributions to Unitholders.


Natural Gas Prices
(AECO Monthly Index Cdn$/mcf)
$14
$2
$13.58
$10.08
$2.75
Hedging Range
Sept. - Dec. 2003
2001
2002
2003

Oil & Natural Gas Production

◊ Production volumes increased by 13% from the second quarter of 2002 to 11,401 boe/d.

◊ On a per Unit basis, boe production volumes increased by 3% from the second quarter of 2002.

NATURAL GAS

◊ Natural gas production for the second quarter of 2003 was 51.9 mmcf/d, a 23% increase over the 42.2 mmcf/d reported in the second quarter of 2002.

◊ During the first half of 2003 Advantage drilled 89 net (95 gross) natural gas wells with a 98% success rate.

◊ The Fund tied-in 37 natural gas wells and four oil wells in the first half of 2003.

◊ As a result of weather related delays, 30 of the natural gas wells drilled were not tied-in until late in the second quarter.

◊ The remaining 46 natural gas wells drilled in the first half will be tied-in and on stream in the third quarter of 2003.

◊ The Fund plans on drilling up to 78 additional natural gas wells over the balance of 2003 primarily in the Medicine Hat, Wainwright, Vermilion and Shouldice areas.


Quarterly Natural Gas Production
(mmcf/d)
60
0
40.9
42.2
48.3
59.4
54.5
51.9
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003

CRUDE OIL & NGLS

◊ Crude oil and natural gas liquids production averaged 2,746 bbls/d compared to 3,081 bbls/d in the second quarter of 2002.

◊ Light oil and natural gas liquids production averaged 2,746 bbls/d, a 26% increase compared to 2,178 bbls/d produced in the second quarter of 2002.

◊ The increase in production of light oil and NGLs is attributed to successful drilling at Benson, Saskatchewan and the acquisition of Best Pacific in November 2002.

◊ The Fund has no heavy oil production in 2003 as a result of a property exchange transaction in 2002 where the Fund disposed of 100% of its heavy oil production for natural gas production at Vermilion.


Quarterly Oil & NGLs Production
(bbls/d)
3,500
0
2,991
3,081
2,629
2,617
2,946
2,746
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Light oil & NGLs
Heavy oil

Development Activity

MEDICINE HAT


Medicine Hat, Alberta
R.4W4M
T.14
2002 wells drilled
2003 wells drilled

- During the first six months the Fund drilled 58, 100% working interest natural gas wells with a 100% success rate. An additional nine wells have been drilled early in the third quarter.
- Production increases were not significantly impacted in the second quarter from this drilling program as only 28 of the wells were tied-in and on production in the latter part in the second quarter due to weather related delays.
- All 67 wells drilled in 2003 at Medicine Hat were tied-in and on production by mid August.

WAINWRIGHT

- The Fund drilled 6.2 net (7 gross) natural gas wells in the second quarter bringing the year to date total to 13.3 net (15 gross) wells.
- At June 30th seven of the 15 wells were on production adding approximately 1.3 mmcf/d of natural gas production. The remaining eight wells plus the drilling of an additional six wells are expected to be completed and on production during the third quarter.

VERMILION

- During the second quarter the Fund drilled 9.5 net (10 gross) wells resulting in 7.5 net (8 gross) natural gas wells.
- One of the wells drilled commenced production late in the second quarter with the remaining wells to be on-stream during the third quarter.

SHOULDICE

- The Fund recompleted 15 wells and installed two 400 horsepower compressors during the second quarter of 2003 which added 1.4 mmcf/d of natural gas production early in the third quarter and increased capacity to allow for the drilling of up to 21 (19 net) additional wells during the balance of 2003.

OTHER AREAS

- At Silverberry the Fund tied-in a 100% working interest natural gas well which commenced production on June 1 adding 800 mcf/d.
- At Eaglesham Advantage tied-in a 100% working interest natural gas well adding 1.3 mmcf/d of production.
- During the second quarter the Fund drilled a 100% working interest natural gas well at Joffre. The well will be tied-in late in the third quarter with production of approximately 300 mcf/d.

Management's Discussion & Analysis

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or "the Fund") for the quarter ended June 30, 2003 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the period ended December 31, 2002.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

CASH DISTRIBUTIONS

Cash distributions for the three months ended June 30, 2003 increased by 77% over 2002 to $0.69 per Unit or $20.7 million comprised of $0.23 per Unit for each of April, May and June. The amount distributed represents 89% of total cash available for distribution. Year to date, the Fund has distributed $1.33 per unit representing 83% of cash available for distributions. The remaining cash withheld of $8.0 million was used to partially finance the Fund's ongoing capital expenditure program. Since its inception on May 23, 2001 the Fund has distributed $108 million or $4.51 per Unit

PRODUCTION

During the three months ended June 30, 2003 Advantage's natural gas production increased by 23% to 51.9 mmcf/d compared to 42.2 mmcf/d for the quarter ended June 30, 2002. The increase in natural gas production is due to i) successful drilling programs, the most significant of which were conducted at Medicine Hat and Vermilion, ii) a 2002 property exchange transaction in the Vermilion area and iii) the acquisition of Best Pacific Resources in November of 2002. During the first six months of 2003 the Fund drilled 85 net (91 gross) natural gas wells. Due to an early and lengthy spring break-up the completion and tie-in of the wells drilled in the first six months was delayed to late in the second quarter. By the end of August all of the wells drilled in the first six months of 2003 will be on production adding significant volumes of natural gas production.

Crude oil and natural gas liquids production averaged 2,746 bbls/d in the second quarter of 2003 compared to 3,081 bbls/d for the quarter ending June 30, 2002. Production of light oil and NGLs increased by 26% to 2,746 bbls/d from 2,178 bbls/d in the second quarter of 2002. This increase is attributed to successful drilling at Benson, Saskatchewan and from the acquisition of Best Pacific in November 2002. The decline in heavy oil production is the result of a swap transaction in which Advantage disposed of 100% of its heavy oil production for additional working interests in natural gas properties at Vermilion. Heavy oil production for the three months ended June 30, 2002 was 903 bbls/d.

PRICES

During the three months ended June 30, 2003 Advantage's natural gas price averaged $6.49 per mcf ($6.49 per mcf including hedging) compared to $3.75 per mcf ($3.55 per mcf including hedging) in the second quarter of 2002. During the three months ended June 30, 2003 the Fund recorded no natural gas hedging gains or losses. The hedges associated with the losses recorded in the first quarter of 2003 expired on March 31, 2003. Since that time the Fund has entered into new hedges at significantly higher prices than those entered into during the fall of 2002 (see note 4 to the second quarter financial statements for details on the Fund's outstanding hedges). For the three months ended June 30, 2003 AECO daily prices averaged $6.77 per mcf, up 71% from $3.97 per mcf in the same period in 2002.

Natural gas prices have softened since the near record highs reached in the first quarter of 2003. Prices weakened in the second quarter due to the historically high level of injections into natural gas storage that have occurred over the past couple of months. Higher than normal injections have been caused by (i) below normal summer temperatures that has cut cooling demand, reducing the need for natural gas as fuel for electricity generation to run air conditioning, (ii) switching away from natural gas to lower cost fuels and (iii) industrial natural gas demand destruction that has occurred as a result of the high price of natural gas. The Fund remains bullish on natural gas for the remainder of

2003 and into 2004. Hotter summer weather, the lower relative cost of natural gas compared to alternative fuels, the approach of hurricane season and winter weather and the continued decline in supply of natural gas in North America will all impact the delicate imbalance between supply and demand of natural gas.

Crude oil and NGLs prices averaged $36.12 per barrel ($36.03 per barrel including hedging) in the second quarter of 2003 compared to $34.38 per barrel ($31.54 per barrel including hedging) in the three months ended June 30, 2002. Second quarter 2003 prices for WTI crude oil averaged US$28.91 per barrel, 10% higher than the US$26.28 per barrel realized during the second quarter of 2002.

Crude oil prices continued to be strong during the second quarter and have strengthened even further into the third quarter of 2003. Factors that effect the continued strength of crude oil include (i) Iraq's slower than anticipated return to full production capacity, (ii) record low inventory levels, (iii) strong world oil demand and (iv) continued conflict in several OPEC countries. All of these factors are expected to keep crude oil prices high for the remainder of the year and into 2004.

HEDGING

Advantage's second quarter 2003 prices include no hedging gains or losses for natural gas and minor hedging losses for crude oil. Advantage has hedged approximately 50% of natural gas production for the period July 1, 2003 to August 31, 2003 at an average floor price of $6.04 per mcf and an average ceiling price of $8.28 per mcf. The Fund has also hedged approximately 25% of natural gas production for the period September to December 2003 with a floor price of $6.98 per mcf and a ceiling price of $8.93 per mcf. These hedging contracts will provide Unitholders with downside commodity price protection while retaining a significant portion of the upside. The Fund will continue to hedge a portion of its production in order to add stability to the level of cash distributions to Unitholders.

ROYALTIES

During the second quarter of 2003 Advantage's royalties amounted to $6.5 million (16.4% of pre-hedged revenue) as compared to $4.3 million (17.9% of pre-hedged revenue) in the second quarter of 2002. Advantage's low royalty rate reflects the Fund's significant proportion of production that comes from low rate natural gas wells at properties such as Medicine Hat, Wainwright and Shouldice which attract lower royalty rates.

OPERATING COSTS

Operating costs for the three months ended June 30, 2003 amounted to $5.6 million or $5.42 per boe compared to $4.6 million or $4.95 per boe in the second quarter of 2002. Operating costs have increased in 2003 due to higher power costs and increased well servicing costs. Advantage's increased operating costs in 2003 are in line with overall industry trends. The Fund anticipates operating costs on a boe basis to be lower in the second half of 2003 as a result of increases in production levels without corresponding increases in operating costs. Advantage's per boe operating costs continue to be one of the lowest in the sector.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative expense in the second quarter of 2003 amounted to $0.9 million or $0.88 per boe compared to $0.7 million or $0.71 per boe in the second quarter of 2002.

Management fees for the three months ended June 30, 2003 amounted to $0.4 million or $0.40 per boe compared to $0.2 million or $0.22 per boe in the second quarter of 2002. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At June 30, 2003 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Funds performance for the first six months of 2003 as the actual

amount is calculated and paid on an annual basis only. There is no certainty that the fee accrued in the financial statements will be paid at year end. Any performance incentive fee paid to the Manager at year end is expected to be settled in Advantage Trust Units.

INTEREST

Interest expense for the three months ended June 30, 2003 amounted to $1.8 million ($1.73 per boe) compared to $0.9 million ($1.01 per boe) for the second quarter of 2002. Higher interest expense in the second quarter of 2003 is the result of higher debt balances in 2003.

TAXES

Current taxes are comprised primarily of capital tax, which amounted to $0.2 million for the three months ended June 30, 2003 compared to $0.1 million for the same period of 2002. Capital taxes are determined based on debt and equity levels at the end of the year. For the three months ended June 30, 2003 a future income tax recovery of $11.9 million was included in income compared to a $1.4 million recovery for the comparable period in 2002. The future income tax recovery recorded in the first six months of 2003 includes a non-recurring benefit of $11.7 million resulting from Bill C-48, an act to amend the Income Tax Act (natural resources), being substantively enacted. The resource tax changes resulting from Bill C-48 include a change in the federal tax rate, deductibility of crown royalties and elimination of resource allowance, to be phased in over the next five years.

CASH FLOW NETBACK

Advantage's cash flow available for distributions during the three months ended June 30, 2003 averaged $22.38 per boe as compared to $12.70 per boe for the three months ended June 30, 2002. The higher netback realized in the second quarter of 2003 is primarily due to higher natural gas and crude oil prices partially offset by increased royalties.

Breakdown of cash flow per boe	Three months ended June 30		Six months ended June 30	
	2003	2002	2003	2002
Crude oil and natural gas sales	$ 38.24	$ 26.12	$ 42.13	$ 23.93
Hedging losses	(0.02)	(1.70)	(3.58)	(1.14)
Government and other royalties	(6.27)	(4.67)	(6.94)	(4.17)
Operating costs	(5.42)	(4.95)	(5.25)	(4.58)
General and administrative	(0.88)	(0.71)	(0.82)	(0.69)
Management fees	(0.40)	(0.22)	(0.40)	(0.21)
Interest and taxes	(1.91)	(1.17)	(1.87)	(1.18)
Cash flow from operations	$ 23.34	$ 12.70	$ 23.27	$ 11.96
Interest on convertible debentures	(0.96)	-	(1.10)	-
Cash available for distribution	$ 22.38	$ 12.70	$ 22.17	$ 11.96

DEPLETION, DEPRECIATION AND SITE RESTORATION

The depletion, depreciation and site restoration rate for the second quarter of 2003 was $11.06 per boe compared to $10.34 per boe for the second quarter of 2002. The higher per boe rate in 2003 reflects capital additions incurred in the first six months where reserves have not yet been assigned.

LIQUIDITY AND CAPITAL RESOURCES

Advantage's capital expenditures on development activities for the quarter ending June 30, 2003 were $24.1 million. A total of 43.5 net wells were drilled during the second quarter and 88.9 net wells drilled for the six months ended June 30, 2003 with a year to date success rate of 98%. Expenditures were made primarily in the Medicine Hat, Wainwright, Vermilion and Shouldice areas.

At Medicine Hat the Fund drilled 58, 100% working interest wells to June 30th with an additional 9 wells drilled early in the third quarter. Production increases were not significantly impacted in the second quarter from this drilling program as only 28 of the wells were tied-in and on production in the latter part of the second quarter. However, all 67 of these wells were tied-in and on production by mid August.

At Wainwright, Alberta the Fund drilled 6.2 net (7 gross) natural gas wells in the second quarter and 13.3 net (15 gross) wells year to date. At June 30th seven of the 15 wells were on production adding approximately 1.3 mmcf/d of natural gas production. The remaining 8 wells plus the drilling of an additional six wells are expected to be completed and on production during the third quarter.

At Vermilion, Alberta during the second quarter the Fund drilled 9.5 net (10 gross) wells resulting in 7.5 net (8 gross) natural gas wells. One of the wells drilled commenced production late in the second quarter with the remaining wells to be on-stream during the third quarter.

At Shouldice, Alberta the Fund recompleted 15 wells and installed two 400 horsepower compressors during the second quarter of 2003 which added 1.4 mmcf/d of natural gas production early in the third quarter and increased production capacity to allow for the drilling of up to 21 new wells (19 net wells) during the balance of 2003.

The Fund plans on drilling up to 78 additional natural gas wells over the balance of 2003 primarily in Medicine Hat, Wainwright, Vermilion and Shouldice in order to further enhance production and cash flow.

Working capital at June 30, 2003 was a deficit of $12.7 million. Total bank debt outstanding was $139.4 million. The Funds current credit facility is $170 million and is secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows and is subject to renewal on May 31, 2004.

On July 8, 2003 Advantage issued $30 million principle amount of 9% convertible unsecured subordinated debentures. The debentures mature on August 1, 2008, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $17.00 per unit plus accrued and unpaid interest. The debentures and the related interest obligations will be classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligation by the issuance of Trust Units. Issue costs associated with the convertible debentures approximated $1.5 million. The net proceeds of the debenture offering will be used to fund drilling and exploitation capital expenditures in the Trust's core areas and, in the interim, will be used to reduce outstanding indebtedness under the Trust's credit facilities.

During the first six months of 2003 $36.4 million of the Funds 10% convertible debentures were converted resulting in the issuance of 2,740,127 Advantage Trust Units. At June 30, 2003 the Fund has $18.6 million 10% convertible debentures outstanding. The 10% debentures are convertible into Advantage Trust Units at a price of $13.30 per Unit plus accrued and unpaid interest.

Cash flow from operations and per Unit and cash available for distribution and per Unit are not recognized measures under the Canadian generally accepted accounting principles (GAAP). Management believes that cash flow and cash available for distribution are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

Consolidated Financial Statements

Consolidated Balance Sheets

(thousands of dollars)

	June 30, 2003 (unaudited)	December 31, 2002
Assets		
Current assets		
Accounts receivable	$ 22,730	$ 24,057
Fixed assets		
Property and equipment	527,380	488,681
Accumulated depletion & depreciation	(123,400)	(100,889)
	403,980	387,792
	$ 426,710	$ 411,849
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	28,306	26,236
Cash distributions payable to Unitholders (note 3)	7,116	4,878
Bank indebtedness (note 1)	$ 139,359	$ 114,222
	174,781	145,336
Provision for future site restoration	5,968	5,396
Future income taxes	62,057	77,064
	242,806	227,796
Unitholders' equity		
Unitholders' capital (note 2i)	202,658	161,452
Convertible debentures (note 2ii)	18,556	55,000
Accumulated income	70,640	36,581
Accumulated cash distributions	(107,950)	(68,980)
	183,904	184,053
	$ 426,710	$ 411,849

Subsequent event (note 7)

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

(thousands of dollars) (unaudited)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Revenue				
Oil and natural gas	$ 39,654	$ 22,474	$ 81,733	$ 41,099
Royalties, net of Alberta Royalty Credit	(6,510)	(4,296)	(14,706)	(7,514)
	33,144	18,178	67,027	33,585
Expenses				
Operating	5,624	4,553	11,138	8,259
General and administrative	915	655	1,740	1,238
Management fee	413	204	838	380
Interest	1,792	929	3,387	1,768
Depletion, depreciation and site restoration	11,549	9,542	23,083	18,333
Non-cash performance incentive (note 6)	3,785	2,800	4,840	4,800
	24,078	18,683	45,026	34,778
Income (loss) before taxes	9,066	(505)	22,001	(1,193)
Future income tax recovery (note 4)	(11,929)	(1,356)	(15,007)	(5,481)
Current taxes	190	146	573	360
Net income	20,805	705	36,435	3,928
Accumulated income, beginning of period	50,879	31,267	36,581	28,044
Cost on issuance of convertible debentures	(53)	-	(53)	-
Accumulated interest on convertible debentures	(991)	-	(2,323)	-
Accumulated income, end of period	$ 70,640	$ 31,972	$ 70,640	$ 31,972
Net income per Trust Unit				
Basic	$ 0.67	$ 0.03	$ 1.18	$ 0.15
Diluted	$ 0.64	$ 0.03	$ 1.12	$ 0.15

Consolidated Statements of Cash Flows

(thousands of dollars) (unaudited)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Operating Activities				
Net income	$ 20,805	$ 705	$ 36,435	$ 3,928
Add (deduct) items not requiring cash:				
Non-cash performance incentive (note 6)	3,785	2,800	4,840	4,800
Future income tax recovery	(11,929)	(1,356)	(15,007)	(5,481)
Depletion, depreciation and site restoration	11,549	9,542	23,083	18,333
Cash flow from operations	24,210	11,691	49,351	21,580
Changes in non-cash working capital	1,930	(6,372)	345	643
Cash provided by operating activities	**26,140**	**5,319**	**49,696**	**22,223**
Financing Activities				
Units issued, net of costs	(60)	(117)	(131)	18,430
Interest on convertible debentures	(2,753)	-	(3,061)	-
Increase in long-term debt	18,962	11,269	25,137	70,333
Cash distributions to Unitholders (note 3)	(20,245)	(10,568)	(36,732)	(21,846)
Cash provided by financing activities	**(4,096)**	**584**	**(14,787)**	**66,917**
Investing Activities				
Expenditures on property and equipment	(24,118)	(5,984)	(37,805)	(20,861)
Acquisition of Gascan Resources Ltd.	-	-	-	(63,704)
Property acquisitions	(894)	-	(894)	(3,800)
Changes in non-cash working capital	2,968	(623)	3,790	(200)
Cash used in investing activities	(22,044)	(6,607)	(34,909)	(88,565)
Net increase (decrease) in cash	-	(704)	-	575
Cash (bank indebtedness), beginning of period	-	390	-	(889)
Cash (bank indebtedness), end of period	$ -	$ (314)	$ -	$ (314)
Cash taxes paid	$ 188	$ 109	$ 390	$ 670
Cash interest paid	$ 2,686	$ 707	$ 4,321	$ 2,281

Notes To The Interim Consolidated Financial Statements

(unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage" or "the Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the period ended December 31, 2002 as set out in Advantage's 2002 Annual Report.

1. BANK DEBT

Advantage has an agreement with a syndicate of three Canadian chartered banks which provides for a $160 million extendible revolving loan facility and a $10 million operating loan facility that matures on May 31, 2004. The loan's interest rate is based on either prime or bankers acceptances' rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. For the purpose of the cash flow statement the bank overdraft amount is considered cash equivalents.

2. UNITHOLDERS' EQUITY

(i) Unitholders' Capital

(a) Authorized

(i) Unlimited number of voting Trust Units

(b) Issued

	Number of Units	Amount
Balance at December 31, 2002	27,098,782	$ 147,046
Non-cash performance incentive	1,102,163	14,406
Issued on conversion of debentures	2,740,127	36,444
Unit issue costs	-	(78)
Non-cash performance incentive estimated (see note 6)	-	4,840
Balance at June 30, 2003	30,941,072	$ 202,658

On January 27, 2003 Advantage issued 1,102,163 Trust Units to satisfy the obligation related to the 2002 year end performance incentive fee.

(c) Trust Units Rights Incentive Plan

	Number	Price
Balance at December 31, 2002	175,000	$ 10.58
Reduction of exercise price	-	(1.33)
Balance at June 30, 2003	175,000	$ 9.25

Due to the exercise price features in the Unit rights, management believes the fair value is not reliably determinable. Based on a June 30, 2003 unit price of $16.20, the increase in the intrinsic value of the Trust Unit Rights during the period was approximately $807,000 ($0.03 per Trust Unit).

(ii) Convertible Debentures

Balance at December 31, 2002	55,000
Converted to Trust Units	(36,444)
Balance at June 30, 2003	18,556

The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the six months ended June 30, 2003 $36,444,000 debentures were converted resulting in the issuance of 2,740,127 Advantage Units.

3. CASH DISTRIBUTIONS

Cash distributions to Unitholders were paid as follows:

Period ended	Record date	Payment date	Distribution	Distribution per Unit
Apr. 30, 2003	Apr. 30, 2003	May 15, 2003	$ 6,646	$ 0.23
May 30, 2003	May 30, 2003	June 16, 2003	$ 6,979	0.23
June 30, 2003	June 30, 2003	July 15, 2003	$ 7,117	0.23
			$ 20,742	$ 0.69

4. INCOME TAXES

The future income tax recovery recorded in the first six months of 2003 includes a non-recurring benefit of $11.7 million resulting from Bill C-48, an act to amend the Income Tax Act (natural resources), being substantively enacted. The resource tax changes resulting from Bill C-48 include a change in the federal tax rate, deductibility of crown royalties and elimination of resource allowance, to be phased in over the next five years.

5. FINANCIAL INSTRUMENTS

As at June 30, 2003 the Fund has the following costless collar contracts outstanding:

Volume	Effective Period	Floor Price	Ceiling Price
Natural gas - AECO			
9,500 mcf/d	May 1, 2003 - August 31, 2003	$ 5.78/mcf	$ 8.03/mcf
9,500 mcf/d	May 1, 2003 - August 31, 2003	$ 6.04/mcf	$ 8.51/mcf
9,500 mcf/d	May 1, 2003 - August 31, 2003	$ 6.30/mcf	$ 8.30/mcf
14,300 mcf/d	September 1, 2003 - December 31, 2003	$ 6.98/mcf	$ 8.93/mcf
Crude oil - WTI			
200 bbls/d	October 1, 2002 - September 30, 2003	US$ 24.80/bbl	US$ 28.00/bbl

As at June 30, 2003 the hedges had a settlement value of approximately $1.7 million.

6. NON-CASH PERFORMANCE INCENTIVE

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At June 30, 2003 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first six months performance as the actual amount is only calculated and paid on an annual basis. The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2003 opening Unit Price was $13.07. To determine the performance incentive, 10% of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year). It is expected that the fee will be paid to the Manager in Advantage Trust Units and therefore the estimated fee to June 30, 2003 of $4.8 million has been classified as Unitholders' Capital. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

7. SUBSEQUENT EVENTS

On July 8, 2003 Advantage issued $30 million principle amount of 9% convertible unsecured subordinated debentures. The debentures mature on August 1, 2008, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $17.00 per unit plus accrued and unpaid interest. The debentures and the related interest obligations will be classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligation by the issuance of Trust Units. Issue costs associated with the convertible debentures approximated $1.5 million. The net proceeds of the debenture offering will be used to fund drilling and exploitation capital expenditures in the Trust's core areas and, in the interim, will be used to reduce outstanding indebtedness under the Trust's credit facilities.

Directors

Gary F. Bourgeois
Kelly I. Drader
Ronald A. McIntosh
Roderick M. Myers
Steven Sharpe
Lamont C. Tolley
Rodger A. Tourigny

Officers

Kelly I. Drader
President & CEO

Patrick J. Cairns
Senior Vice President

Gary F. Bourgeois
Vice President, Corporate Development

Peter A. Hanrahan
CFO & Controller

Rick P. Mazurkewich
Vice President, Operations

Tony Takahashi
Vice President, Exploitation

Corporate Secretary

Jay P. Reid
Partner, Burnet, Duckworth and Palmer

Operating Company

Advantage Oil & Gas Ltd.

Auditors

KPMG LLP

Bankers

The Bank of Nova Scotia
National Bank of Canada
Bank of Montreal

Independent Reserve Evaluators

Sproule Associates Limited

Legal Counsel

Burnet, Duckworth and Palmer

Abbreviations

bbls - barrels
mbbls - thousand barrels
mmbbls - million barrels
bbls/d - barrels per day
boe - barrels of oil equivalent (6 mcf = 1 bbl)
mmboe - million barrels of oil equivalent
boe/d - barrels of oil equivalent per day
bcf - billion cubic feet
mcf - thousand cubic feet
mmcf - million cubic feet
mmcf/d - million cubic feet per day
gj - gigajoules
NGLs - natural gas liquids
WTI - West Texas Intermediate

Corporate Offices

Petro-Canada Centre
Suite 3100,
150 - 6 Avenue SW
Calgary, Alberta T2P 3Y7
(403) 261-8810

The Exchange Tower
130 King Street West, Suite 1800
P.O. Box 427
Toronto, Ontario M5X 1E3
(416) 945-6636

Transfer Agent

Computershare Trust Company of Canada

Contact Us

Toll free: 1-866-393-0393
Visit our website at www.advantageincome.com

Toronto Stock Exchange Trading Symbols

Trust Units: AVN.UN
10% Convertible Debentures: AVN.DB
9% Convertible Debentures: AVN.DBA


ADVANTAGE

ENERGY INCOME FUND

Suite 3100, 150 - 6 Avenue SW
Calgary, Alberta
T2P 3Y7
Telephone: (403) 261-8810
Toll Free: 1-866-393-0393
www.advantageincome.com